SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFIT RISES 43% TO €1,242M
 Lower Fares, AGB & Cost Control Delivers
Strong Traffic & Profit Growth

Ryanair, Europe's No.1 airline, today (May 23) reported full year profits of €1,242m, a 43% increase on the prior year. Traffic grew 18% to 106m as load factor jumped 5% points to 93%. Ave. fare dropped 1% to €46 as unit costs fell 6% (ex-fuel down 2%) in Year 2 of its Always Getting Better ("AGB") programme.

Full Year (IFRS)	Mar 31, 2015	Mar 31, 2016	% Change
Customers (m)	90.6	106.4	+18%
Revenue (m)	€5,654	€6,536	+16%
Profit after Tax (m)*	€867	€1,242	+43%
Net Margin*	15%	19%	+4pts
Basic EPS*	€0.63	€0.93	+48%
   *excludes exceptional accounting gain of €317.5m on sale of Aer Lingus shareholding.

Ryanair's Michael O'Leary, said:
"FY16 was a year in which we delivered significant traffic and profit growth in all 4 quarters (despite an ave. oil price of $90bbl as a consequence of hedges put in place in 2014) as our AGB service programme is attracting millions of new customers to our lowest fare/lowest cost model. Highlights of the past year include:

- AGB Year 2 delivered and Year 3 announced
- Ave. fares cut 1% to €46.67
- Traffic up 18% to 106.4m (LF up 5% to 93%)
- Unit costs fell 6% (ex-fuel down 2%)
- Net profit up 43% to €1,242m
- First airline to carry over 100m intl. customers in a calendar year
- New website and mobile app launched in Oct.
- 5 year pay and conditions deals agreed with all 84 pilot and cabin crew bases
- Aer Lingus proceeds (€398m) distributed to shareholders in Nov.
- 4th share buyback (€800m) launched in Feb.

New Routes and Bases:
Delivery of 41 new B737 aircraft last year facilitated the expansion of our low fare/low cost services into more primary airports and routes. We launched 7 new bases in Belfast, Berlin, Corfu, Gothenburg, Ibiza, Milan (Malpensa) and Santiago over the last 12 months. We opened more than 100 new routes as we became the first airline ever to carry over 100m international customers in a calendar year.

This year we take delivery of 52 new B737 aircraft which will grow our fleet to 380 (net of handbacks) by year end. We have announced 7 more bases (Bucharest, Hamburg, Nuremberg, Prague, Sofia, Timisoara and Vilnius) as part of our winter FY17 schedule.

Improving "AGB" customer experience:
The success of Ryanair's AGB programme is reflected in our record traffic and load factors. Over the past 2 years we have seen load factors improve from 83% to 93% as our traffic has grown from 80m to over 106m p.a. We improved schedules and customer choice as we grew in more primary airports. We've enhanced the in-flight experience with slim line seats, more leg room and Boeing Sky Interiors on our new aircraft, and our cabin crew helped design and deliver new uniforms.

Ryanair Labs launched our new, dynamic website and mobile app in Oct. These improved digital platforms have performed well with a rapid take up by our customers.

While AGB Years 1 & 2 were about fixing things that our customers disliked and improving our offering, Year 3 will be about digital acceleration and innovation, particularly through Ryanair Labs. This year's initiatives will include a new Leisure Plus service, improved Business Plus, a "One-Flick" payment facility on our mobile app, auto check-in for "My Ryanair" customers and lower checked bag fees.

Ryanair continues to offer customers the lowest fares and best on-time performance. In FY16, despite record load factors, unjustified French ATC strikes, the fire closure of T3 in Rome (FCO) last summer and Brussels Zaventem in March and repeated ATC delays following the introduction of a French ATC computer system, we maintained our industry leading 90% on-time performance, as follows:

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Ave
FY15	91%	89%	87%	86%	90%	90%	92%	91%	84%	85%	91%	92%	90%
FY16	90%	92%	91%	90%	90%	92%	92%	92%	86%	89%	92%	88%	90%

We again call on the European Commission to take action to prevent the skies over Europe being closed this summer due to unjustified strikes by ATC unions. The European courts should also reverse previous unjust rulings that EU airlines should compensate passengers during ATC strikes when airlines have no control over these and cannot under law recover costs from protected ATC unions.

Fuel and US$ Hedging:
FY16 fuel was hedged at approx. $90bbl. FY17 is 95% hedged at approx. $62bbl and €/$ is hedged at $1.18 which will deliver fuel savings of circa €200m (as price savings are offset by increased flight hours). We are now 44% hedged for FY18 at approx. $50bbl. We plan to pass on most if not all of these fuel savings to our customers in lower air fares particularly as we grow capacity over the next 12 months in key markets around Europe.

Lower Costs:
Unit costs remain an obsessive area of focus for Ryanair, which is why we delivered an industry leading cost performance in FY16 as unit costs fell 6%, despite our continued expansion into more primary airports, the adverse impact of €/£ exchange rate movements and AGB improvements. Ex-fuel unit costs were down an impressive 2% for the full year.

It is notable that in the 2 years since we launched AGB, we have delivered ex-fuel unit costs reductions of over 2%. We expect the significant unit cost gap that exists between us and all other EU competitors to widen further over the coming years as we benefit from lower cost aircraft, fuel savings, growth discount airport deals, lower cost financing and long term pay & productivity deals with all our pilots and cabin crew.

ATC Strikes and Terrorist Events:
Q4 yields on close-in Easter bookings were adversely impacted by over 500 flight cancellations following the Brussels terrorist attacks and repeated (mainly French) ATC strikes. In recent weeks Italian, Greek, Belgian and French ATC unions have also engaged in unjustified strikes which caused a further 200 plus cancellations. Q1 yields will be negatively impacted by these cancellations, lower fares (as competitor high cost fuel hedges unwind), the absence of Easter in April and Sterling weakness in the run up to the Brexit referendum on June 23.

Ancillary Revenue:
Ancillary Revenue continues to track ahead of our long term target of 20% of revenue.  Following the launch of our personalised website in Q3 last Oct., we are working hard to improve cross selling of all ancillary products/services and targeting an increased spend per customer in FY17.

Shareholder Returns & Balance Sheet:
In Feb. we announced our 4th (€800m) share buyback programme. We are now over 80% through this programme and expect to complete it by the end of Sept. This is in addition to the €398m special distribution last Nov. and the €400m share buyback completed in Aug. 2015. Following this latest buyback, we will have returned over €4bn to shareholders in just 8 years since 2008.

Our balance sheet remains one of the strongest in the industry. We had net cash of €312m at Mar. 2016 following CapEx of €1.2bn, debt repayments of €385m and shareholder payments of over €1.1bn during FY16.

Outlook:
We see growth opportunities for Ryanair's lower fares and AGB programme. We are, on average, 2% better booked for the peak summer months than this time last year but at lower fares. We expect our FY17 load factor will be similar to last year (93%) as we grow traffic by 9% to 116m. Pricing however will be softer, particularly in Q1 & Q4 neither of which have any Easter holiday benefits and capacity additions in Europe are higher than in previous years as hedged competitors enjoy falling oil bills. Since we continue to be load active/yield passive we expect (with very limited visibility) ave. fares to fall approx. 7% this year (comprising H1 -5% to -7% & H2 -10% to -12%).

Our cost discipline should see us deliver ex-fuel unit cost reductions of 1% in FY17. Our fuel bill will fall by some €200m as lower euro pricing is partially offset by bigger volumes due to growth.

Accordingly, we cautiously expect full year net profit to rise modestly, by approx. 13%, to a range of €1,375m to €1,425m. This guidance remains heavily dependent on the strength of close-in summer bookings and next winter's yields, the strength of Sterling and the absence of any further external shocks or significant ATC strikes/cancellations."

Brexit:

 As the UK’s largest airline, Ryanair strongly believes that the UK economy and its future growth prospects are stronger if it remains a member of the European Union (“EU”).  One of Europe’s great success stories was airline deregulation in the late 1980s which allowed Ryanair to break up the high fare cartel of Europe’s flag carrier airlines, and has   enabled us to transform air travel, tourism, economic growth and jobs all over Europe. Ryanair is actively campaigning for a “Remain” vote in the referendum on June 23 next.

 If the UK leaves the EU then this, we believe, will damage economic growth and consumer confidence in the UK for the next 2 to 3 years as they begin to negotiate their exit from the EU and re-entry to the single market in very uncertain market conditions.

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 116m p.a. on more than 1,800 daily flights from 84 bases, connecting over 200 destinations in 33 countries on a fleet of over 340 Boeing 737 aircraft, with  a further 330 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 180m p.a. by FY24. Ryanair has a team of more than 10,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 31 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Preliminary Balance Sheet as at March 31, 2016 (unaudited)
		At Mar 31,	At Mar 31,
		2016	2015
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	6,261.5	5,471.1
Intangible assets		46.8	46.8
Available for sale financial assets	8	-	371.0
Derivative financial instruments		88.5	554.5
Total non-current assets		6,396.8	6,443.4

Current assets
Inventories		3.3	2.1
Other assets Current tax		148.5 -	138.7 0.8
Trade receivables		66.1	60.1
Derivative financial instruments		269.1	744.4
Restricted cash		13.0	6.7
Financial assets: cash > 3 months		3,062.3	3,604.6
Cash and cash equivalents		1,259.2	1,184.6
Total current assets		4,821.5	5,742.0

Total assets		11,218.3	12,185.4

Current liabilities
Trade payables		230.6	196.5
Accrued expenses and other liabilities		2,112.7	1,938.2
Current maturities of debt		449.9	399.6
Derivative financial instruments		555.4	811.7
Current tax		20.9	-
Total current liabilities		3,369.5	3,346.0

Non-current liabilities
Provisions		149.3	180.8
Derivative financial instruments		111.6	73.4
Deferred tax		385.5	462.3
Other creditors		32.5	55.8
Non-current maturities of debt		3,573.1	4,032.0
Total non-current liabilities		4,252.0	4,804.3

Shareholders' equity
Issued share capital	13	7.7	8.7
Share premium account		719.4	718.6
Other undenominated capital	13	2.3	1.3
Retained earnings	13	3,166.1	2,706.2
Other reserves		(298.7)	600.3
Shareholders' equity		3,596.8	4,035.1

Total liabilities and shareholders' equity		11,218.3	12,185.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2016 (unaudited)
			Pre-
			Exceptional	Exceptional
			Results	Items	IFRS	IFRS
			Year	Year	Year	Year
			Ended	Ended	Ended	Ended
			Mar 31,	Mar 31,	Mar 31,	Mar 31,
		Change*	2016	2016	2016	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+17%	4,967.2	-	4,967.2	4,260.3
Ancillary revenues		+13%	1,568.6	-	1,568.6	1,393.7
Total operating revenues - continuing operations		+16%	6,535.8	-	6,535.8	5,654.0

Operating expenses
Fuel and oil		+4%	2,071.4	-	2,071.4	1,992.1
Airport and handling charges		+17%	830.6	-	830.6	712.8
Route charges		+14%	622.9	-	622.9	547.4
Staff costs		+16%	585.4	-	585.4	502.9
Depreciation		+13%	427.3	-	427.3	377.7
Marketing, distribution and other		+25%	292.7	-	292.7	233.9
Maintenance, materials and repairs		-3%	130.3	-	130.3	134.9
Aircraft rentals		+5%	115.1	-	115.1	109.4
Total operating expenses		+10%	5,075.7	-	5,075.7	4,611.1

Operating profit - continuing operations		+40%	1,460.1	-	1,460.1	1,042.9

Other income/(expense)
Gain on disposal of available for sale financial asset	8	-	-	317.5	317.5	-
Finance expense		-4%	(71.1)	-	(71.1)	(74.2)
Finance income		-	17.9	-	17.9	17.9
Foreign exchange (loss)		-40%	(2.5)	-	(2.5)	(4.2)
Total other income/(expense)		-8%	(55.7)	317.5	261.8	(60.5)

Profit before tax		+43%	1,404.4	317.5	1,721.9	982.4

Tax expense on profit on ordinary activities	4	+41%	(162.8)	-	(162.8)	(115.7)

Profit for the year – all attributable to equity holders of parent		+43%	1,241.6	317.5	1,559.1	866.7

Earnings per ordinary share (in € cent)
Basic	10	+48%	92.59		116.26	62.59
Diluted	10	+47%	92.08		115.63	62.46
Weighted average no. of ordinary shares (in Ms)
Basic	10		1,341.0		1,341.0	1,384.7
Diluted	10		1,348.4		1,348.4	1,387.6
*The percentage change since prior year is calculated based on the pre-exceptional results for FY16.

Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2016 (unaudited)
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2016	2015
	€M	€M

Profit for the year	1,559.1	866.7

Other comprehensive income:
Items that will never be reclassified to profit or loss:
Net actuarial gain/(loss) from retirement benefit plan	0.4	(2.4)

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(609.1)	391.7

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	-	110.7
Disposal of available for sale financial asset - reclassified to profit or loss	(291.4)	-

Other comprehensive (loss)/income for the year, net of income tax	(900.1)	500.0

Total comprehensive income for the year – all attributable to equity holders of parent	659.0	1,366.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended
March 31, 2016 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2016	2015
	Note	€M	€M
Operating activities
Profit after tax		1,559.1	866.7

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		427.3	377.7
Retirement costs		0.2	0.2
(Increase)/decrease in inventories		(1.2)	0.4
Tax expense on profit on ordinary activities		162.8	115.7
Share based payments		5.9	0.5
(Increase) in trade receivables		(6.0)	(2.0)
(Increase) in other current assets		(11.2)	(12.3)
Increase in trade payables		34.1	46.5
Increase in accrued expenses		175.0	364.4
(Decrease) in other creditors		(23.3)	(34.6)
(Decrease)/increase in provisions		(31.8)	44.0
Gain on disposal of available for sale financial asset		(317.5)	-
Decrease/(increase) in finance income		1.4	(2.2)
(Decrease)/increase in finance expense		(1.0)	12.8
Income tax paid		(127.5)	(88.4)
Net cash provided by operating activities		1,846.3	1,689.4

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,217.7)	(788.5)
Disposal of available for sale asset		398.1	-
(Increase)/decrease in restricted cash		(6.3)	6.6
Decrease/(increase) in financial assets: cash > 3 months		542.3	(2,106.3)
Net cash (used in) investing activities		(283.6)	(2,888.2)

Financing activities
Net proceeds from shares issued		0.8	14.4
Shareholder distributions	13	(1,104.0)	(632.3)
Proceeds from long term borrowings		-	1,690.9
Repayments of long term borrowings		(384.9)	(419.7)
Net cash (used in)/provided by financing activities		(1,488.1)	653.3

Increase/(decrease) in cash and cash equivalents		74.6	(545.5)
Cash and cash equivalents at beginning of the year		1,184.6	1,730.1
Cash and cash equivalents at end of the year		1,259.2	1,184.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2016 (unaudited)

                                                                                                                                                                                                                                                                                                                    Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated	Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	-	(83.2)	189.7	3,285.8
Profit for the year	-	-	-	866.7	-	-	-	-	866.7
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(2.4)	-	-	-	-	(2.4)
Net movements in cash flow reserve	-	-	-	-	-	-	391.7	-	391.7
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	110.7	110.7
Total other comprehensive income	-	-	-	(2.4)	-	-	391.7	110.7	500.0
Total comprehensive income	-	-	-	864.3	-	-	391.7	110.7	1,366.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.0	-	14.4	-	-	-	-	-	14.4
Share-based payments	-	-	-	-	-	-	-	0.5	0.5
Repurchase of ordinary equity shares	-	-	-	(108.8)	-	(3.2)	-	-	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	-	-	0.1	-	-	-	-
Dividend paid	-	-	-	(520.3)	-	-	-	-	(520.3)
Transfer of exercised and expired share based awards	-	-	-	5.9	-	-	-	(5.9)	-
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the year	-	-	-	1,559.1	-	-	-	-	1,559.1
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	0.4	-	-	-	-	0.4
Net movements in cash flow reserve	-	-	-	-	-	-	(609.1)	-	(609.1)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	0.4	-	-	(609.1)	(291.4)	(900.1)
Total comprehensive income	-	-	-	1,559.5	-	-	(609.1)	(291.4)	659.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share capital reorganisation	(33.8)	(0.7)	-	-	0.7	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	5.9	5.9
Repurchase of ordinary equity shares	-	-	-	(698.8)	-	(7.3)	-	-	(706.1)
Cancellation of repurchased ordinary shares	(53.2)	(0.3)	-	-	0.3	-	-	-	-
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Dividend paid	-	-	-	(397.9)	-	-	-	-	(397.9)
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8

Ryanair Holdings plc

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in note 9 of this financial report.

The exceptional item in the year ended March 31, 2016 comprised the gain of €317.5M arising on the disposal of Ryanair's 29.8% shareholding in Aer Lingus.

Adjusted profit excluding the exceptional item increased by 43% to €1,241.6M in the year ended March 31, 2016.  Including the exceptional item the profit for the year amounted to €1,559.1M.

Financial Review Year Ended March 31, 2016

Income Statement

Scheduled revenues:
Scheduled revenues rose by 17% to €4,967.2M due to 18% traffic growth to 106.4M offset by a 1% decrease in average fare to €46.67.

Ancillary revenues:
Ancillary revenues rose by 13% to €1,568.6M, (24% of total revenues) driven by a solid performance in on-board sales and reserved seating offset by reduced travel insurance, a one-time benefit in the prior year comparative arising from the earlier loading of schedules and the impact of being without a car hire provider for much of Q2.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 4% to €2,071.4M due to a 10% increase in hours offset by lower euro fuel prices.

Airport and handling charges:
Airport and handling charges rose by 17% to €830.6M due to 18% traffic growth, the addition of more primary airports to the network and stronger sterling against the euro.

Route charges:
Route charges increased by 14% to €622.9M due to a 12% increase in sectors flown and Eurocontrol price increases in France, Germany and the UK.

Staff costs:
Staff costs were up 16% to €585.4M due to increased sectors and less grounded aircraft in the winter, the impact of a 2% pay increase in April 2015 and adverse sterling.

Depreciation:
Depreciation increased by 13% to €427.3M due to 41 additional owned aircraft (298 at March 2016 v 257 at March 2015), the purchase of 3 spare engines and higher levels of heavy maintenance activity.

Marketing, distribution and other:
Marketing, distribution and other rose by 25% to €292.7M, due mainly to increased distribution costs related to higher on-board sales, disruption costs related to the French ATC strikes and the Brussels terrorist attacks and higher passenger compensation costs following an ECJ ruling in September 2015.

Maintenance, materials and repairs:
Maintenance, materials and repairs fell by 3% to €130.3M due to lower unscheduled maintenance than last year and a lower maintenance provision due to lease handbacks in the winter of FY16.

Aircraft rentals:
Aircraft rentals increased by 5% to €115.1M due to the longer duration of short-term summer leases compared to the prior year comparative, offset by lease handbacks in the winter of FY16.

Unit costs fell by 6%, excluding fuel they fell by 2%.

Other income/(expense):

Gain on disposal of available for sale financial asset:
The Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain of €317.5M primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. The investment had previously been impaired to €0.50 per share in prior periods.

Finance expense:
Finance expense fell by 4% to €71.1M due to lower interest rates.

Finance income:
Finance income remained flat at €17.9M as lower interest rates were offset by higher average cash balances and a 25% increase in the Aer Lingus dividend compared to last year.

Balance sheet:
Gross cash decreased by €461.4M to €4,334.5M since March 2015.
Gross debt fell by €408.6M to €4,023.0M at year end.
€1,846.3M net cash flow was generated by operating activities and the sale of our 29.8% shareholding in Aer Lingus generated €398.1M. This funded net capital expenditure of €1,217.7M, shareholder distributions of €1,104.0M (including a €398M special distribution following the sale of the 29.8% stake in Aer Lingus) and debt repayments of €384.9M.
Net cash was €311.5M at year end. (March 31, 2015: €364.3M).

Shareholders' equity:
Shareholders' equity fell by €438.3M to €3,596.8M in the period primarily due to €1,104.0M of shareholder distributions, IFRS accounting treatment for derivatives of €609.1M and a reclassification of €291.4M on disposal of the available for sale financial asset offset by a net profit after tax of €1,559.1M.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2015 Annual Report for the year ended March 31, 2015, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2015, are available at http://investor.ryanair.com/.

The comparative figures included for the year ended March 31, 2015 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2015, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the preliminary financial statements for the year ended March 31, 2016 on May 20, 2016.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, that have been issued by the IASB, and are effective under those standards for the first time for the current financial year January 1, 2015, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2016.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations:

• Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016)

• Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and Amortisation" (effective for fiscal periods beginning on or after January 1, 2016)

• Amendments to IAS 16 Property, Plant and Equipment and IAS 41 Bearer Plants (effective for fiscal periods beginning on or after January 1, 2016)

• Amendments to IAS 27 Equity method in Separate Financial Statements (effective for fiscal periods beginning on or after January 1, 2016)

• Amendments to IAS 1: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2016)

• "Annual Improvements to IFRSs" 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016)

• Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the consolidation exception (effective for fiscal periods beginning on or after January 1, 2016)*

• IFRS 14, "Regulatory Deferral Accounts" (effective for fiscal periods beginning on or after January 1, 2016)*

• Amendments to IAS 7: Disclosure Initiative (effective for fiscal periods beginning on or after January 1, 2017)*

• Amendments to IAS 12: Recognition of deferred tax assets for unrealised losses (effective for fiscal periods beginning on or after January 1, 2017)*

• IFRS 15, "Revenue from Contracts with Customers" (effective for fiscal periods beginning on or after January 1, 2018)*

• IFRS 9 Financial Instruments (effective for fiscal periods beginning on or after January 1, 2018)*

• IFRS 16: Leases (effective for fiscal periods beginning on or after January 1, 2018)*

• Amendments to IFRS 10 and IAS 28 - Sales or contributions of assets between an investor and its associate/joint venture (effective for fiscal periods beginning on or after January 1, 2016).*

* These standards or amendments to standards are not as yet EU endorsed.

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the year ended March 31, 2016 relates to a one-off gain on disposal of our 29.8% shareholding in Aer Lingus (see note 8).

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated preliminary financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2016 was 11.6% (March 31, 2015: 11.8%).  The tax charge for the year ended March 31, 2016 of €162.8M (March 31, 2015: €115.7M) comprises a current tax charge of €147.2M and a deferred tax charge of €15.6M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €5.9M is the fair value of various share options granted in current and prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At March 31, 2016 Ryanair had an operating fleet of 341 (2015: 308) Boeing 737-800NG aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015 and a further 41 were delivered in the year ended March 31, 2016.

The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2019 to Fiscal 2024.

8.            Available for sale financial assets (Aer Lingus)

During the year ended March 31, 2016 the Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain in the income statement of €317.5M. The investment had previously been impaired to €0.50 per share in prior periods.

9.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2016	2015
	€M	€'M
External revenues	6,535.8	5,654.0

Reportable segment profit after income tax (excluding gain on disposal of the available for sale financial asset - FY 2016 only)	1,241.6	866.7

	At Mar 31, 2016 €M	At Mar 31, 2015 €M
Reportable segment assets (excludes the available for sale financial asset - FY 2015 only)	11,218.3	11,814.4

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2016	2015
	€M	€M
Total adjusted profit for reportable segment	1,241.6	866.7
Other items of profit or loss
Gain on disposal of available for sale financial asset	317.5	-

Profit for the year - IFRS	1,559.1	866.7

10.          Earnings per share
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2016	2015

Basic earnings per ordinary share euro cent	116.26	62.59
Diluted earnings per ordinary share euro cent	115.63	62.46
Weighted average number of ordinary shares (in M's) - basic	1,341.0	1,384.7
Weighted average number of ordinary shares (in M's) - diluted	1,348.4	1,387.6

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.4M (2015: 2.9M).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year to March 31, 2016 amounted to €1,217.7M and primarily relates to aircraft pre delivery payments, 41 aircraft deliveries, 3 new spare engines and 2 new flight simulators.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2015 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•           Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•           Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

•           Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•           Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•           Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2016 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year to March 31, 2016, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

12.          Financial instruments and financial risk management (continued)

Financial instruments disclosed at fair value

•           Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2016 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year to March 31, 2016 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2016	2016	2015	2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	79.2	79.2	535.5	535.5
- Jet fuel derivative contracts	3.2	3.2	12.4	12.4
- Interest rate swaps	6.1	6.1	6.6	6.6
	88.5	88.5	554.5	554.5
- Available-for-sale financial assets	-	-	371.0	371.0
	88.5	88.5	925.5	925.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	267.2	267.2	726.7	726.7
- Jet fuel derivative contracts	-	-	3.0	3.0
- Interest rate swaps	1.9	1.9	14.7	14.7
	269.1	269.1	744.4	744.4
Trade receivables*	66.1		60.1
Cash and cash equivalents*	1,259.2		1,184.6
Financial asset: cash > 3 months*	3,062.3		3,604.6
Restricted cash*	13.0		6.7
Other assets*	3.4		4.8
	4,673.1	269.1	5,605.2	744.4
Total financial assets	4,761.6	357.6	6,530.7	1,669.9

12.          Financial instruments and financial risk management (continued)

	At Mar 31,	At Mar 31	At Mar 31	At Mar 31
	2016	2016	2015	2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	50.5	50.5	-	-
- Interest rate swaps	4.0	4.0	9.8	9.8
- Jet fuel derivative contracts	57.1	57.1	63.6	63.6
	111.6	111.6	73.4	73.4
Long-term debt	1,881.0	1,923.4	2,341.1	2,391.6
Bonds	1,692.1	1,741.8	1,690.9	1,738.4
	3,684.7	3,776.8	4,105.4	4,203.4
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	0.6	0.6	24.5	24.5
- Interest rate swaps	12.2	12.2	22.1	22.1
- Jet fuel derivative contracts	542.6	542.6	765.1	765.1
	555.4	555.4	811.7	811.7
Long-term debt	449.9	449.9	399.6	399.6
Trade payables*	230.6		196.5
Accrued expenses*	422.8		417.1
	1,658.7	1,005.3	1,824.9	1,211.3
Total financial liabilities	5,343.4	4,782.1	5,930.3	5,414.7

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13. Shareholder distributions

In the year ended March 31, 2016, the Company bought back 24.6M ordinary shares at a total cost of €288M under its €400M share buy-back programme which commenced in February 2015 and ended in August 2015 and 29.1M ordinary shares at a total cost of €418M under its €800M share buyback which commenced in February 2016.  This was equivalent to approximately 3.9% of the Company's issued share capital. 53.2M of these ordinary shares repurchased were cancelled at March 31, 2016. The remaining 0.5M ordinary shares were cancelled on April 1, 2016.  Accordingly, share capital decreased by 53.2M ordinary shares with a nominal value of €0.3M and the capital redemption reserve increased by a corresponding €0.3M.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In addition to the above, the Company returned €398M to shareholders via a B Share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8M ordinary shares to 1,319.3M. The nominal value of an ordinary share was also reduced from €0.00635 each to €0.00600 each under the reorganisation. All 'B' Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the period such that there were no 'B' Shares or Deferred Shares remaining in issue as at March 31, 2016.

In the year ended March 31, 2015, the Company bought back 10.9M ordinary shares at a total cost of €112M under its €400M share buyback programme referred to above.  This was equivalent to approximately 0.8% of the Company's issued share capital.  All ordinary shares repurchased were cancelled.

14.          Related party transactions

The Company has related party relationships with its subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2016 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2015 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

Between April 1, 2016 and May 19, 2016 the Company had bought back 17.5M ordinary shares at a total cost of €238.7M under its €800M share buyback which commenced in February 2016.  This was equivalent to 1.4% of the Company's issued share capital at March 31, 2016.  All ordinary shares repurchased are cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 May, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary